FOR IMMEDIATE RELEASE
Contact:
Beth McGoldrick
(617) 663-4751
bmcgoldrick@jhancock.com

PATRIOT PREMIUM DIVIDEND FUND II (NYSE: PDT) ANNOUNCES
RESULTS OF TENDER DETERMINATION

BOSTON, July 18, 2008 – John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) (the “Fund”), announced today the results of the tender determination for the period ended June 27, 2008. The Fund’s Board of Trustees had previously authorized a semi-annual series tender offer program. In the event that common shares of the Fund have traded at an average daily discount to net asset value (NAV) of greater than 10% for a 12-week measurement period (occurring in the second and fourth quarters), the Fund, under normal circumstances, will make offers to purchase up to 5% of the Fund’s total outstanding common shares at 98% of NAV. For the tender determination period ended June 27, 2008, the Fund traded at an average discount to net asset value of 14.10% . Consequently, the Fund will commence a tender offer in the third quarter of 2008 for up to 5% of outstanding shares at a price equal to 98% of the Fund’s NAV as determined at the close of the regular trading session of the NYSE on the date the tender offer expires. Additional information about the dates and terms of the tender offer will be released by subsequent press releases.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of John Hancock Patriot Premium Dividend Fund II. Offers will be made only by Offers to Purchase and the related Letters of Transmittal. The Offers to Purchase and the related Letters of Transmittal when available should be read by shareholders because they will contain important information. Shareholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site (www.sec.gov) of the Securities and Exchange Commission, or from Mellon Investor Services, the Fund's shareholder servicing agent, at 1-800-852-0218.

The Fund is a diversified closed-end management investment company. The Fund seeks to provide a high level of current income consistent with modest growth of capital for holders of its common shares of beneficial interest. The Fund will pursue its investment objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund is advised by John Hancock Advisers, LLC, a wholly owned subsidiary of John Hancock Financial Services.

About Manulife Financial and John Hancock

The Boston-based mutual fund business unit of John Hancock Financial Services, John Hancock Funds manages more than $54.1 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at March 31, 2008. John Hancock Funds are distributed by John Hancock Funds, LLC, member FINRA. For more information, please visit www.jhfunds.com.

John Hancock is a unit of Manulife Financial Corporation, a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$389 billion) as of March 31, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK.

Manulife Financial can be found on the Internet at www.manulife.com.

The performance data contained within this press release represents past performance, which does not guarantee future results. Performance, especially for short time periods, should not be the sole factor in making your investment decision. Statements in this press release that are not historical facts are forward-looking statements as defined by United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the fund's control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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